ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

PTTEP No. 1.910/ 279 /2007

RECEIVED
2007 AUG 22 A 4:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

August 16, 2007

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

07026178

SUPPL

Dear Sir,

Subject: Additional Holiday

PTT Exploration and Production Public Company Limited or PTTEP wishes to announce that Monday, August 20, 2007 will be additional holiday for the Company. The announcement is in accordance with the Cabinet's resolution that has approved such date as a special holiday for all public and private organizations across the country in order to encourage Thai citizens to participate in the referendum of the new draft constitution on August 19, 2007.

Yours sincerely,

Maroot Mrigadat
President

PROCESSED
AUG 24 2007
THOMSON FINANCIAL

dlw 8/22

END